Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus Dated June 30, 2026

Registration Statement No. 333-288884

Abivax Announces Launch of Public Offering of American Depositary Shares

PARIS, France – June 30, 2026 – 10:45 p.m. CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, today announced the launch of an underwritten public offering of approximately $600 million (approximately €537 million) of its American Depositary Shares (“ADSs”), each representing one ordinary share of Abivax, nominal value €0.01 per share (each, an “Ordinary Share”), in the United States (the “Offering”). The Offering is a public offering registered under the U.S. Securities Act of 1933, as amended. Abivax also expects to grant the underwriters of the Offering an option to purchase up to an additional fifteen percent (15%) of the total number of ADSs proposed to be sold in the Offering, on the same terms and conditions, exercisable through the day of initial settlement of the Offering.

All ADSs to be sold in the Offering will be offered by the Company. The Company’s ADSs are listed on The Nasdaq Global Market under the ticker symbol “ABVX.” The Company’s Ordinary Shares are listed on the regulated market of Euronext in Paris (“Euronext”) under the symbol “ABVX.”

Key Characteristics of the Offering

The ADSs to be sold in the Offering will be issued by way of a capital increase without shareholders’ preferential subscription rights through a public offering (other than public offerings as defined in Article L.411-2 1° of the French Monetary and Financial Code (Code monétaire et financier)) in accordance with the 18th and 27th resolutions of the Company’s combined general meeting of shareholders held on May 11, 2026 (the “General Meeting”).

The Offering is subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed or as to the actual size or terms of the Offering. The final amount of the Offering, the offering price of the ADSs in U.S. dollars, and the final number of ADSs to be sold in the Offering will be determined following a book-building process commencing immediately. The Company will announce the results of the Offering, including the number and subscription price of ADSs to be issued, as soon as practicable after pricing in a subsequent press release.

The trading of the Company’s Ordinary Shares on Euronext is expected to be suspended on July 1, 2026, until the opening of trading of the Company’s ADSs on The Nasdaq Global Market at approximately 3:30 p.m. (Paris time) / 9:30 a.m. (New York time) on July 1, 2026, prior to which the Company is expected to publish the results of the Offering and the allocation of share capital to be effective following settlement and delivery of the ADSs sold in the Offering.

The number of ADSs to be sold in the Offering will be determined by the Chief Executive Officer of the Company acting upon sub-delegation from the Company’s Board of Directors in accordance with the delegation granted by the General Meeting, pursuant to its 18th and 27th resolutions.

The offering price of the ADSs will be in U.S. dollars and will be set in compliance with the limitations set forth in the 18th resolution of the General Meeting (i.e., the offering price may not be less than the weighted average share price on Euronext over a period chosen by the Board of Directors of between three (3) and ninety (90) consecutive trading days preceding the determination of the issue price, possibly reduced, at the discretion of the Board of Directors, by a maximum discount of ten percent (10%)).

The Offering will be subject to an underwriting agreement entered into with the underwriters of the Offering. The underwriting agreement will not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L.225-145 of the French Commercial Code (Code de commerce).

Ordinary Shares underlying ADSs issued in the Offering will be subject to an application for admission to trading on Euronext on the same trading line as the existing Ordinary Shares of the Company currently listed on Euronext, under the same ISIN code FR0012333284.

Anticipated Use of Proceeds

The Company intends to use the net proceeds from the Offering for:

•	expenses relating to potential commercialization of the Company’s lead drug candidate, obefazimod, in the United States;

•	clinical research and development expenses, primarily related to ulcerative colitis and Crohn’s disease; and

•	the remainder, if any, for general corporate purposes.

The expected use of proceeds represents the Company’s intentions based upon its current plans and business conditions.

Other Characteristics of the Offering

In connection with the Offering, the Company’s board members and executive officers are subject to a contractual lock-up for a period of 60 days after the date of the final prospectus supplement, subject to customary exceptions. The Company will also agree to be bound by a contractual lock-up for a period of 60 days after the date of the final prospectus supplement, subject to customary exceptions.

Leerink Partners, Morgan Stanley, Piper Sandler and Guggenheim Securities are acting as joint bookrunning managers for the Offering. LifeSci Capital is acting as a bookrunning manager for the Offering. Van Lanschot Kempen is acting as a lead manager for the Offering.

Information Available to the Public and Risk Factors

An automatic shelf registration statement on Form F-3 (including a prospectus) relating to the Company’s securities was filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2025 and became effective upon filing and was amended on June 30, 2026. The Company intends to file a preliminary prospectus supplement with the SEC for the Offering to which this communication relates. Before purchasing ADSs in the Offering, potential investors should read the preliminary prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein, for more complete information about the Company and this Offering. These documents may be obtained free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement (and accompanying prospectus) may be obtained from: Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by email at prospectus@morganstanley.com; Piper Sandler & Co., 350 North 5th Street, Suite 1300, Minneapolis, Minnesota 55402, Attention: Prospectus Department, by telephone at 800-747-3924 or by email at prospectus@psc.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544 or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

The Offering is not subject to a prospectus requiring approval of the French Financial Markets Authority (Autorité des Marchés Financiers – the “AMF”) pursuant to Article 1(5)(a) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”). The Offering is not expected to result in the publication of an information document pursuant to Annex IX of the Prospectus Regulation unless the Ordinary Shares issued in the Offering and the Ordinary Shares issued by the Company over the last twelve months represent more than 30% of the number of Ordinary Shares currently outstanding.

Potential investors should carefully consider the risks described under “Risk Factors” in the preliminary prospectus supplement, including the following risks:

•	Our management will have broad discretion over the use of the proceeds from this Offering and may apply these proceeds in ways that may not increase the value of your investment;

•	If you purchase ADSs in the Offering, you will experience substantial and immediate dilution;

•	Concurrent or future sales of Ordinary Shares or ADSs by existing shareholders could depress the market price of the ADSs and Ordinary Shares; and

•	Raising additional capital, including as a result of this Offering, may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our product candidates.

In addition, the Company draws attention to the risk factors related to the Company and its activities described under the caption “Risk Factors” in the documents incorporated by reference in the preliminary prospectus supplement and presented in Chapter 2 of the 2025 universal registration document filed with the AMF under number D.26-0133 on March 23, 2026, which is available free of charge on the Company’s website at https://ir.abivax.com/fr, as well as on the AMF’s website at www.amf-france.org.

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About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contacts:

Abivax Investor Relations Patrick Malloy patrick.malloy@abivax.com +1 847 987 4878

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Forward-Looking Statements

This press release contains forward-looking statements, forecasts, and estimates, including those relating to the Company’s business and financial objectives. Words such as “design,” “intend,” “expect,” “forward,” “future,” “can,” “could,” “may,” “might,” “potential,” “plan,” “project,” “should,” “will,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements regarding the completion, timing, and size of the Offering, the grant of the option to purchase additional ADSs to the underwriters of the Offering, the expected suspension of trading of the Company’s Ordinary Shares, the anticipated use of net proceeds from the Offering, as well as statements concerning or implying the therapeutic potential of the Company’s drug candidates, and other statements that are not historical fact. Although the Company’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies, and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies, and uncertainties can be found in the documents filed by the Company with the AMF pursuant to its legal obligations, including its universal registration document (Document d’Enregistrement Universel), and in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 23, 2026, under the caption “Risk Factors.” These risks, contingencies, and uncertainties include, among other things, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed Offering. Furthermore, these forward-looking statements, forecasts, and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements, forecasts, or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. The Company may not consummate the proposed Offering described in this press release, and if the proposed Offering is consummated, the Company cannot provide any assurances regarding the final terms of the Offering or its ability to effectively apply the net proceeds as described above. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release does not give, and should not be treated as giving, investment advice. It has no connection with the investment objectives, financial situation, or specific needs of any recipient. It should not be regarded by recipients as a substitute for the exercise of their own judgment. All opinions expressed herein are subject to change without notice.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform himself or herself of, and comply with, any such restrictions.

This announcement is not a prospectus within the meaning of the Prospectus Regulation.

This document is distributed and addressed only to legal entities which are qualified investors as defined in the Prospectus Regulation. No offer to the public of the securities referred to herein requiring the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation is being made or will be made in any member state of the European Economic Area (each, a “Relevant Member State”). For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in Article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) “qualified investors” (as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POAT Regulations”)) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any offering of securities described herein will be made pursuant to an exemption under the POAT Regulations from the requirement to publish a prospectus. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the securities offered in the Offering has led to the conclusion in relation to the type of clients criteria only that: (i) the type of clients to whom the securities are targeted is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the securities offered in the Offering to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the securities (a “distributor”) should take into consideration the manufacturers’ type of clients assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the securities offered in the Offering (by either adopting or refining the manufacturers’ type of clients assessment) and determining appropriate distribution channels.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.